FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of March 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on March 14, 2011, by Panasonic Corporation (the registrant), announcing the effect of earthquake in the Tohoku region on business operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: March 15, 2011

March 14, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Effect of Earthquake in the Tohoku Region on Business Operations

Osaka, Japan, March 14, 2011 – Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) extends its sympathy to everyone who has been affected by the major earthquake in the Tohoku region of Japan on March 11, 2011. The effects to our group as of today are as follows.

1.	Damage to Panasonic Group (as of March 14, 2011, 11:00 a.m. JST)

(1)	Damage to personnel

Some minor injuries to the employees are reported in our group companies, including AVC Networks Company Fukushima Factory (manufacturing digital cameras), AVC Networks Company Sendai Factory (manufacturing optical pickups), Panasonic Electric Works Koriyama Co., Ltd. (manufacturing electronic materials), SANYO Electric Co., Ltd. Tokyo Plant located in Gunma (manufacturing commercial air conditioners, showcases etc). We are currently continuing to gather safety information of our personnel.

(2)	Damage to equipment and buildings

Any major fire and collapse of buildings are not reported.

(3)	Damage to our production

We are suspending operations in the factory affected by the earthquake and continuing to evaluate further details of the damage.

2.	Forecast of effect by the damage to our business performances

The damage caused by the earthquake is uncertain at the moment. An announcement will be made promptly if a significant impact on Panasonic’s consolidated financial outlook for fiscal 2011 is foreseen.

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